ALIBABA GROUP HOLDING LIMITED c/o 26/F Tower 1, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong Tel : (852) 2215-5100 Fax : (852) 2215-5200

September 18, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop: 4628

Attention:                                         Cecilia Blye, Chief, Office of Global Security Risk

Jennifer Hardy, Special Counsel

Re:                             Alibaba Group Holding Limited

Form 20-F for the Fiscal Year Ended March 31, 2017

Filed June 15, 2017

File No. 1-36614

Ladies and Gentlemen:

We are submitting this letter in response to your correspondence dated September 7, 2017 (the “September 7 Letter”) concerning the above-referenced annual report on Form 20-F that Alibaba Group Holding Limited (the “Company”) filed with the Commission on July 15, 2017.

In the September 7 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff when the Company will respond.  The Company respectfully advises the Staff that it continues to work on its responses and anticipates that it will require additional time in order to respond fully to your letter.

We are therefore requesting an extension until September 29, 2017 and expect to respond no later than that date.

* * *

In the meantime, please do not hesitate to contact me at +852-2215-5197 (work) or tim.steinert@alibaba-inc.com or Kevin Zhang at +852-2215-5329 (work) or jw.zhang@alibaba-inc.com.

Very truly yours,

/s/ Timothy A. Steinert

Timothy A. Steinert
General Counsel and Secretary

cc:                                Joseph C. Tsai, Executive Vice Chairman

Daniel Yong Zhang, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Kevin Kennedy, Esq.

Daniel Fertig, Esq.

Simpson Thacher & Bartlett LLP